UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)

                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)

                                  927428 20 1
                                 (CUSIP Number)
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                               Peter D. Anzo
                     President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               June 9, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  927428 20 1                          13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Peter D. Anzo
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS

                       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Georgia
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            163,097
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             163,097
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       163,097 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       14.3%
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  14   TYPE OF REPORTING PERSON

                       IN
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                                  Schedule 13D

     This Amendment No. 2 to Schedule 13D (the "Second Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 (the "Schedule 13D") and Amendment No. 1 to
Schedule 13D (the "Amendment")filed with the Securities and Exchange Commission on August 7, 1998 relating to the shares of beneficial interest, without par value (the "Shares") of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). This Second Amendment amends the Amendment only with respect to those items listed below. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
------------------------------------------

     (a) Mr. Anzo beneficially owns 163,097 Shares of the Trust, representing 14.3% of the issued and outstanding Shares as of the date hereof. Amounts reported herein include 40,000 Shares of the Trust which Mr. Anzo may acquire upon the exercise of the stock options within 60 days of the date hereof. Amounts reported herein also include 24,785 Shares beneficially owned by ANTS, Inc., ("ANTS"), which Mr. Anzo may be deemed to beneficially own by virtue of his being a director, officer and minority stockholder of ANTS. Mr. Anzo disclaims ownership of all such 24,785 shares and this Second Amendment shall not be deemed an admission that Mr. Anzo is the beneficial owner of such securities.

     (b) Mr. Anzo has sole power to vote and dispose of 163,097 Shares of the Trust.

     (c) Not applicable

     (d) Not applicable.

     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 22, 1999                             /s/ Peter D. Anzo
                                             -----------------------------------
                                                     Peter D. Anzo